Filed Pursuant to Rule 433

Registration No. 333-134553

Double Conditional Range Note
(“Gold and Silver Range Note”)	Final Terms and Conditions
100% Principal-Protected
November 13, 2006

Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the U.S. Dollar price of gold and the trading range of the U.S. Dollar price of silver. The investor will receive a return of 3.15% on the Maturity Date (equivalent to an 11.05% per annum return on an Actual/365 basis) if the Continuously Observed Gold Price has traded strictly within the Gold Reference Range, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System, and the Continuously Observed Silver Price has traded strictly within the Silver Reference Range, as observed on the continuous trading EBS Spot Dealing System, in each case from and including 10:00 a.m. EST on the Start Date to but excluding 9:30 a.m. EST on the End Date (the Observation Period). If during the Observation Period the Continuously Observed Gold Price trades outside the Gold Reference Range (or on either of the Gold Reference Range boundaries) or the Continuously Observed Silver Price trades outside the Silver Reference Range (or on either of the Silver Reference Range boundaries), in each case as observed on the continuous trading EBS Spot Dealing System, then the investor would receive zero return on the notes. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	$15,000,000

Issue Price	100%

Principal Protection	100%

Trade Date	November 13, 2006

Issue Date	November 17, 2006

Start Date	November 13, 2006

End Date	February 23, 2007; or if such day is not a Valuation Business Day, subject to adjustment in accordance with the Valuation Business Day Convention.

Maturity Date	March 1, 2007; or if such day is not a Business Day, subject to adjustment in accordance with the Business Day Convention.

Reference Assets	Gold and Silver

Observation Period:	From and including 10:00 a.m. EST on the Start Date to but excluding 9:30 a.m. EST on the End Date.

Continuously Observed Gold Price

At any time on any day during the Observation Period, the most recent traded price per troy ounce of gold, stated in U.S. dollars, on the continuous trading EBS (Electronic Broking Service) Spot Dealing System as observed on Reuters Page “XAU=EBS” under the heading “Latest” (subject to the occurrence of a Disruption Event or a Continuous Observation Unavailability Event).

Gold Reference Range	From (but excluding) the Gold Range Lower Boundary to (but excluding) the Gold Range Upper Boundary

Gold Range Lower Boundary	$530.00 (equal to GIF - $93.50)

Gold Range Upper Boundary	$740.00 (equal to GIF + $116.50)

Gold Initial Fixing (GIF)	$623.50 (which is the Reference Gold Price on the Start Date).

Reference Gold Price

The fixing price per troy ounce of gold, stated in U.S. dollars, as calculated by the London Bullion Market Association and displayed on the Reuters Page “Gold Forward Offered Rate” (GOFO) under the “Lon (GMT) Fixings” heading and to the right of the caption “PM” at approximately 3:00 p.m., London time. GOFO or the time of observation indicated above shall be deemed to refer to GOFO or such time of observation as modified or amended from time to time, or to any substitute Reuters Page that may replace GOFO.

Continuously Observed Silver Price

At any time on any day during the Observation Period, the most recent traded price per troy ounce of silver, stated in U.S. dollars, on the continuous trading EBS (Electronic Broking Service) Spot Dealing System as observed on Reuters Page “XAG=EBS” under the heading “Latest” (subject to the occurrence of a Disruption Event or a Continuous Observation Unavailability Event).

Silver Reference Range	From (but excluding) the Silver Range Lower Boundary to (but excluding) the Silver Range Upper Boundary

Silver Range Lower Boundary	$10.40 (equal to SIF - $2.46)

Silver Range Upper Boundary	$15.75 (equal to SIF + $2.89)

Silver Initial Fixing (SIF)	$12.86 (which is the Reference Silver Price, stated in U.S. dollars, on the Start Date).

Reference Silver Price

The fixing price per troy ounce of silver, stated in U.S. cents, as calculated by the London Bullion Market Association and displayed on the Reuters Page “Silver Forward Offered Rate” (SIFO) under the “Lon (GMT) Fixg, USc/oz” heading at approximately 12:00 p.m, London time. SIFO or the time of observation indicated above shall be deemed to refer to SIFO or such time of observation as modified or amended from time to time, or to any substitute Reuters Page that may replace SIFO.

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any

Additional Amount	The principal amount of each note multiplied by:

3.15%

if, during the Observation Period, (a) the Continuously Observed Gold Price has traded strictly within the Gold Reference Range AND (b) the Continuously Observed Silver Price has traded strictly within the Silver

Reference Range;

OR

0%

if, during the Observation Period, EITHER (a) the Continuously Observed Gold Price trades outside the Gold Reference Range (or on either the Gold Range Lower Boundary or the Gold Range Upper Boundary) OR (b) the Continuously Observed Silver Price trades outside the Silver Reference Range (or on either the Silver Range Lower Boundary or the Silver Range Upper Boundary).

Valuation Business Day

A day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York and London.

Valuation Business Day Convention	Preceding

Business Day	New York

Business Day Convention	Following

Disruption Event

If a Disruption Event is in effect with respect to a Reference Asset on any day during the Observation Period to but excluding the earlier of (a) 9:30 a.m. EST on the End Date or (b) the time on any day at which either the Continuously Observed Gold Price first trades outside the Gold Reference Range (or on either the Gold Range Lower Boundary or Gold Range Upper Boundary) or the Continuously Observed Silver Price first trades outside the Silver Reference Range (or on either the Silver Range Lower Boundary or Silver Range Upper Boundary), and for so long as such Disruption Event is continuing, the Continuously Observed Gold Price or Continuously Observed Silver Price, as applicable, for the affected Reference Asset for each such day will be the single daily Reference Gold Price or Reference Silver Price, as applicable, determined by the Calculation Agent in accordance with “Fallback Price Observation Methodology” below.

A “Disruption Event” means any of the following events with respect to the Reference Asset, as determined in good faith by the Calculation Agent:

	(A)	the material suspension of trading in the Reference Asset or futures contracts related to the Reference Asset on the Relevant Market; or

	(B)	failure of trading to commence, or permanent discontinuance of trading, in the Reference Asset or futures contracts related to the Reference Asset in the Relevant Market.

Relevant Market	The market in London on which members of the London Bullion Market Association quote prices for the buying and selling of the Reference Asset

Continuous Observation Unavailability Event

If a Continuous Observation Unavailability Event is in effect with respect to a Reference Asset on any day during the Observation Period to but excluding the earlier of (a) 9:30 a.m. EST on the End Date or (b) the time on any day at which either the Continuously Observed Gold Price first trades outside the Gold Reference Range (or on either the Gold Range Lower Boundary or Gold Range Upper Boundary) or the Continuously Observed Silver Price first trades outside the Silver Reference Range (or on either the Silver Range Lower Boundary or Silver Range Upper Boundary), and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed Gold Price or Continuously Observed Silver Price, as applicable, for the affected Reference Asset for each such day will be the single daily Reference Gold Price or Reference Silver Price, as applicable, published on such day on GOFO, in the case of the Reference Gold Price, or on SIFO, in the case of the Reference Silver Price, as determined by the Calculation Agent (subject to the occurrence of a Reference Price Unavailability Event).

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, the Continuously Observed Gold Price (with respect to gold) or the Continuously Observed Silver Price (with respect to silver) being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed Gold Price or the Continuously Observed Silver Price, on the EBS Spot Dealing System.

Reference Price Unavailability Event

If a Reference Price Unavailability Event is in effect on any day during the Observation Period on which the Reference Gold Price or Reference Silver Price is to be observed in accordance with Continuous Observation Unavailability Event above, the Calculation Agent will determine the Reference Gold Price or Reference Silver Price, as applicable, in accordance with “Fallback Price Observation Methodology” below.

A “Reference Price Unavailability Event” means the failure of GOFO (with respect to gold) or SIFO (with respect to silver), or any substitute Reuters Page to GOFO or SIFO, to announce or publish the Reference Gold Price or Reference Silver Price, as applicable, or the temporary or permanent discontinuance or unavailability of GOFO or SIFO (and for which no substitute Reuters Page has been established), as applicable.

Fallback Price Observation Methodology

The Calculation Agent will determine the Reference Gold Price or the Reference Silver Price, as the case may be, applicable to the relevant day by requesting four leading dealers in the Relevant Market, selected in the sole discretion of the Calculation Agent (the “Reference Dealers”), to provide price quotations for the Reference Gold Price or the Reference Silver Price, as applicable. If at least two quotations are provided, the Reference Gold Price or the Reference Silver Price, as applicable, will be the arithmetic mean of such quotations. If only one Reference Dealer provides a price quotation, then the Calculation Agent, in its sole discretion, will determine whether that quotation is reasonable to be used. If the Calculation Agent determines that such single price quotation is not reasonable to be used, or if no price quotation is provided, the Calculation Agent will determine the Reference Gold Price or the Reference Silver Price, as the case may be, in its sole and absolute discretion taking into account the latest available quotation for the Reference Gold Price or the Reference Silver Price, as applicable, and any other information that in good faith it deems relevant.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP:	52517PP39

	ISIN:	US52517PP394

Settlement System	DTC

Listing	Not Applicable

Denominations	$1,000 and whole multiples of $1,000

Issue Type	US MTN

Risk Factors

An investment in the notes is subject to risks associated with the performance of the price of gold and the price of silver, which have been and may be volatile

The return on the notes is entirely dependent on the performance of the trading prices of gold and silver. If, at any point during the Observation Period, either (or both) of the Continuously Observed Gold Price trades outside the Gold Reference Range (or on either the Gold Range Lower Boundary or the Gold Range Upper Boundary) or (b) the Continuously Observed Silver Price trades outside the Silver Reference Range (or on either the Silver Range Lower Boundary or the Silver Range Upper Boundary, then the Additional Amount will be zero, and the investor’s return on the notes will be zero.

The price of gold is primarily affected by the global demand for and supply of gold, is subject to volatile price movements over short periods of time and is affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.   In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. It is not possible to predict the aggregate effect of all or any combination of these factors.

The price of silver is primarily affected by global demand for and supply of silver.  Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.  The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end uses for silver include industrial applications, photography and jewelry and silverware. It is not possible to predict the aggregate effect of all or any combination of these factors.

The demand for and supply of gold and silver affect gold and silver prices, respectively, but not necessarily in the same manner as supply and demand affect the prices of other commodities.  In addition, given the many similar factors that affect both gold and silver prices, as discussed above, there is a degree of price correlation between the two Reference Assets.  Accordingly, the existence of certain circumstances affecting gold and silver prices may affect the price of both Reference Assets in similar ways but in differing degrees, which could increase the likelihood of one Reference Asset trading outside its Reference Range even if the other does not.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of gold and the price of silver will affect the market value of the notes. It is expected that the market value of the notes will depend significantly on where the Continuously Observed Gold Price is trading relative to the Gold Reference Range, as well as on where the Continuously Observed Silver Price is trading relative to the Silver Reference Range.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the Continuously Observed Gold Price has traded outside the Gold Reference Range or when the Continuously Observed Silver Price has traded outside the Silver Reference Range, or when the market perceives an increased risk of either of these occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The precious metals markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of gold and silver and, therefore, the value of your notes.

Changes in the volatility of the prices of gold and/or silver may affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the price of gold or the volatility of the price of silver increase, the market value of the notes may be adversely affected.  The volatility of the price of gold and the volatility of the price of silver are affected by a variety of factors, including governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in gold and silver, other precious metals and futures contracts or other financial instruments linked to gold or other precious metals.

Active trading in gold, silver or other precious metals, options and futures contracts on gold, silver and other precious metals, options on futures contracts and similar instruments may adversely affect the value of the notes.  Certain affiliates of Lehman Brothers Holdings Inc. actively trade gold, silver, other precious metals, options and futures contracts on gold, silver and other precious metals and similar instruments on a spot and forward basis and other contracts and products in or related to gold, silver or other precious metals (including options on futures contracts and options and swaps).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their related entities may also issue or underwrite other financial instruments with returns indexed to the prices of gold and/or silver, the prices of other precious metals or futures contracts on gold, silver or other precious metals. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., their affiliates and unaffiliated third parties could adversely affect the price of gold and/or silver, which could in turn affect the return on and the value of the notes.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell gold or silver in the Relevant Market for the benefit of holders of the notes.  An investment in the notes does not constitute either an investment in gold or silver or in a collective investment vehicle that trades in gold or silver.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

You must rely on your own evaluation of the merits of an investment linked to gold and silver.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of gold and/or silver. These views are sometimes communicated to clients who participate in gold, silver or precious metals markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in gold, silver or precious metals markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate gold, silver and precious metals markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future gold or silver price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to gold and silver. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future gold or silver price movements constitutes a recommendation as to the merits of an investment in your notes.

An investment in the notes is subject to risks associated with the London Bullion Market Association and the London bullion market.

Gold and silver are traded on the London bullion market, which is the market in London on which the members of the London Bullion Market Association (LBMA) quote prices.  Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.  The LBMA is a self-regulatory association of bullion market participants.  Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if the LBMA should change any rule or bylaw or take emergency action under its rules, the market for gold and silver, and consequently the Continuously Observed Gold Price or the Continuously Observed Silver Price, as well as the Additional Amount or the value of the notes, may be affected.  The London bullion market is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than a regulated futures market, and certain features of U.S. futures contracts are not present in the context of London bullion market trading. For example, there are no daily price limits on the London bullion market which would otherwise restrict fluctuations in the prices of London bullion market contracts.  In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Certain United States Federal Income Tax Consequences

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Historical Price Information

The following chart shows the daily Reference Gold Price, expressed as the U.S. dollar price per troy ounce of gold, and the daily Reference Silver Price, expressed as the U.S. dollar price per one troy ounce of silver, from November 12, 2003 through November 10, 2006 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on the Reference Gold Price and Reference Silver Price are not necessarily indicative of the future performance of the Continuously Observed Gold Price or Continuously Observed Silver Price or what the value of the notes may be. In addition, whether the Additional Amount is payable on the Maturity Date is determined based on individual gold and silver trades observed on the continuous trading EBS Spot Dealing System falling strictly within the Gold Reference Range and Silver Reference Range, respectively, during the Observation Period.  Individual gold and silver trades over the course of time will vary higher and lower than the daily prices shown in the following charts. Fluctuations in prices of gold and silver make it difficult to predict whether the Additional Amount will be payable on the Maturity Date. Historical fluctuations may be greater or lesser than fluctuations in the Continuously Observed Gold Price or the Continuously Observed Silver Price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following Redemption Amount payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on hypothetical gold and silver trading ranges between the Start Date and End Date. The Gold Initial Fixing ($623.50) and Silver Initial Fixing ($12.86) were determined by the Calculation Agent on the Start Date. In addition, on the Start Date, (a) the Gold Range Lower Boundary ($530.00) was set at the Gold Initial Fixing - $93.50 and the Gold Range Upper Boundary ($740.00) was set at the Gold Initial Fixing + $116.50, a total range width of $210.00, and (b) the Silver Range Lower Boundary ($10.40) was set at the Silver Initial Fixing - $2.46 and the Silver Range Upper Boundary ($15.75) was set at the Silver Initial Fixing + $2.89, a total range width of $5.35. The Additional Amount payable on the Maturity Date (provided that the Continuously Observed Gold Price has traded strictly within the Gold Reference Range and that the Continuously Observed Silver Price has traded strictly within the Silver Reference Range during the Observation Period) was also set on the Start Date at 3.15% of the principal amount of the notes. The hypothetical gold and silver trading ranges have been chosen arbitrarily for the purpose of this example, and are not associated with Lehman Brothers research forecasts for the gold and silver prices and should not be taken as indicative of the future performance of the Continuously Observed Gold Price or the Continuously Observed Silver Price.

For example, if the Continuously Observed Gold Price observed on the EBS Spot Dealing System was to trade strictly between (and not equal to) $530.00 and $740.00 and the Continuously Observed Silver Price observed on the EBS Spot Dealing System was to trade strictly between (and not equal to) $10.40 and $15.75 during the relevant period, the investor would receive on the Maturity Date a Redemption Amount equal to 103.15% of the principal amount of notes held by that investor (a return of 3.15%). However, if either the Continuously Observed Gold Price observed on the EBS Spot Dealing System was to trade outside the Gold Reference Range (or equal to the Gold Range Lower Boundary or Gold Range Upper Boundary) or the Continuously Observed Silver Price observed on the EBS Spot Dealing System was to trade outside the Silver Reference Range (or equal to the Silver Range Lower Boundary or Silver Range Upper Boundary), the Additional Amount would be zero, even if the other Reference Asset remained strictly within its Reference Range.

For example, if the Continuously Observed Gold Price on the EBS Spot Dealing System was to trade, for example, between $505.00 and $670.00, or between $575.00 and $800.00, or if the Continuously Observed Silver Price on the EBS Spot Dealing System was to trade, for example, between $10.10 and $15.00, or between $11.10 and $16.50 during the relevant period (i.e., at some point during the relevant period either the Continuously Observed Gold Price trades at or below the applicable Gold Range Lower Boundary or at or above the applicable Gold Range Upper Boundary or the Continuously Observed Silver Price trades at or below the applicable Silver Range Lower Boundary or at or above the applicable Silver Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.